

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 1, 2016

<u>Via E-mail</u>
Nancy Gougarty
Chief Executive Officer
Westport Fuel Systems Inc.
1750 West 75th Avenue, Suite 101
Vancouver, British Columbia
Canada, V6P 6G2

>   **Re: Westport Fuel Systems Inc.**
>   **Form 40-F for the Fiscal Year Ended December 31, 2015**
>   **Filed March 29, 2016**
>   **File No. 001-34152**

Dear Ms. Gougarty:

>   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

>   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

>   After reviewing your response to these comments, we may have additional comments.

<u>Form 40-F for the Fiscal Year ended December 31, 2015</u>

<u>General</u>

1.   You state on page 18 of the prospectus supplement filed June 1, 2016 that some of your foreign subsidiaries, joint ventures or future acquisitions may sell your products to customers in countries that may be subject to sanctions and embargoes. You state on page 14 of Exhibit 99.1 to the 40-F that you design, manufacture and sell components and systems to OEMs including Volkswagen. We are aware of publicly available information indicating that Volkswagen vehicles are sold and serviced in Sudan and Syria.

>   Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please

describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Exhibit 99.2

Note 4. Business Combinations

(b) Acquisition of BAF Technologies, Inc., page 18

3.   We note from page 19 that the fair market valuation of assets acquired and liabilities assumed in your acquisition of BAF Technologies, Inc. was based on the results of a valuation report issued by a third-party valuation firm. We also note your response to comment 3 in our letter dated September 3, 2015. Please revise future filings to clarify the nature and extent of the third party valuation firm's involvement and management's reliance on the work of the valuation firm. Refer to Question 141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections, which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Note 7. Long-term investments, page 21

4.   Given the significance of your investment in Cummins Westport Inc. for the year ended December 31, 2015, please explain to us your decision not to include separate financial statements of the investee in this filing.

Note 19. Income Taxes, page 39

5.   We note your disclosure that you have not recognized a deferred tax liability related to undistributed earnings of certain foreign subsidiaries that are permanent in duration. We also note your response to comment 5 in our letter dated September 3, 2015. Please tell us the amount of the undistributed earnings of foreign subsidiaries that are considered to be permanent in duration and provide the disclosures required by ASC 740-30-50-2 in future filings.

Exhibit 99.3

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Disclosure Controls and Procedures, page 26

6.   We note that as of the end of the period you evaluated the effectiveness of your disclosure controls and procedures but you have not disclosed management's conclusion regarding the effectiveness of your disclosure controls and procedures. Please amend your filing to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2015. Refer to Item B(6)(b) of Form 40-F.

Non-GAAP Measures

Adjusted EBITDA, page 30

7.   We note the significance of your adjustment for "Non-cash and other unusual adjustments" for the quarters ended December 31, 2014 and September 30, 2015, respectively. Please revise future filings to individually quantify any significant adjustments included in this line item. Additionally please tell us how you considered Question 102.03 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, in characterizing these adjustments as unusual.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions. You may also reach me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery